

Mail Stop 4546

May 12, 2017

Joseph W. Ramelli
Chief Executive Officer
Marina Biotech, Inc.
17870 Castleton Street, Suite 250
City of Industry, California 91748

>   **Re: Marina Biotech, Inc.**
>   **Post-Effective Amendment to Form S-3 on Form S-1**
>   **Filed May 5, 2017**
>   **File No. 333-168447 and 333-175769**

Dear Mr. Ramelli:

We have reviewed your post-effective amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Section 10(a)(3) of the Securities Act of 1933 requires that when a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. However, your most recent post-effective amendment was declared effective on September 30, 2014, with audited financial statements for the fiscal year ended December 31, 2013. Accordingly, it appears that the audited financial statements in your registration statement were not current from June 2015 through the present. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933 for offers and sales made under the registration statement during these time periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Michael T. Campoli, Esq.
        Pryor Cashman LLP